FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2006

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
 4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: “Syngenta appoints Carsten Tilger new Head of Communication & Public Affairs”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com

Media Release

Syngenta appoints Carsten Tilger new Head of Communication & Public Affairs

Basel, Switzerland, 06 April 2006

Syngenta announced today that Carsten Tilger is appointed Head of Communication & Public Affairs based in Basel. He reports to CEO Michael Pragnell.

Carsten Tilger originally joined Hoechst AG in Frankfurt in 1997, became Head of Media Relations at Aventis SA, Strasbourg, in 2000 and was named Head of Corporate Communications at Aventis in 2003. From 2005, he headed communications for Europe’s largest cable network operator, Kabel Deutschland, in Munich. Carsten Tilger has an MA in economics and was trained as a business journalist.

He succeeds Rainer von Mielecki who, after 15 years in leading communication roles with the company, has decided to pursue other opportunities.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2005 were approximately $8.1 billion. Syngenta employs more than 19,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Media Enquiries:	Switzerland:	Guy Wolff	Tel: +41 (61) 323 2323
	USA:	Sarah Hull	Tel: +1 (202) 628 2372
	UK:	Andrew Coker	Tel: +44 (1483) 26 0014

Analysts/Investors:	Switzerland:	Jonathan Seabrook	Tel: +41 (61) 323 7502
		Jennifer Gough	Tel: +41 (61) 323 5059
	USA:	Rhonda Chiger	Tel: +1 (917) 322 2569

Syngenta – 06 April 2006 / page 1 of 1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	April 06, 2006	By:	/s/ Christoph Mäder

			Name:	Christoph Mäder
			Title:	Head Global Legal & Taxes

		By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary